Exhibit 99.1

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Global Ship Lease Credit Rating Upgraded by Moody’s

GSL Corporate Family Rating Upgraded to B2 / Positive on basis of recent refinancing, resilient performance, and improved leverage profile

LONDON, January 12, 2021 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a leading independent owner of containerships, announced today that its Corporate Family Rating has been upgraded to B2 / Positive from B3 / Positive by Moody’s Investor Service (“Moody’s”). In announcing the upgrade, Moody’s cited the Company’s improved debt maturity profile following the refinancing of Global Ship Lease’s senior secured notes due 2022 with the new secured loan facility due in 2026, the resilient performance of both Global Ship Lease and the broader container liner industry, and an improvement in the Company’s debt/EBITDA ratio, which Moody’s expects to be sustained.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “We are very pleased to receive this important recognition from Moody’s, reflecting our significant positive momentum and the wide-ranging improvements that we have made to our earnings power, balance sheet, contracted revenue, and strategic flexibility. With our recent refinancing providing substantial incremental net cashflow, and positive fundamentals driving strong performance for both GSL and our liner company customers, we are in an excellent position to continue enhancing our credit profile while simultaneously pursuing accretive growth opportunities and returning capital to shareholders through an attractive, well-supported dividend.”

Additional information regarding Global Ship Lease’s rating can be found in the press release dated January 12, 2021 on the Moody's website at www.moodys.com.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to November 12, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.9 million. Contracted revenue was $764.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.